

January 10, 2014

<u>Via E-mail</u>
Paul J. Brody
Chief Financial Officer
Interactive Brokers Group, Inc.
One Pickwick Plaza
Greenwich, CT 06830

>   **Re: Interactive Brokers Group, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2012**
>   **Filed March 8, 2013**
>   **Response dated December 18, 2013**
>   **File No. 001-33440**

Dear Mr. Brody:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 79</u>

<u>Foreign Currency Exposure, page 79</u>

<u>Equity Price Risk, page 79</u>

1.   We note your response to prior comment 2 where you have indicated that your foreign currency exposure is presented in conformity with Regulation S-K Item 305(a)(1)(i)(A)(3). Please explain to us and expand your disclosure to describe how you have met the following disclosure requirements required by Item 305(a):

    •   The disclosures require market risk sensitive instruments to be grouped by instrument and functional currency. Explain how your disclosure of the GLOBAL unit allows the reader of your report to understand the specific instruments at risk in the various (material) functional currencies included in your composite of the GLOBAL.

- Explain how your disclosures provide an estimate of future cash flows over the next five years and periods thereafter. To the extent you believe this disclosure is not meaningful or capable of being estimated, explain and revise your future filings to indicate this limitation.

- Your disclosures indicate that your trading activities are concentrated in your market making segment and non-trading activities in your electronic brokerage segment. Revise your future filings to present your market risk disclosures for foreign currencies on both a trading and non-trading basis.

2.   We note your response to prior comment 2 where you have indicated that your future filings will present equity price risk in conformity with Regulation S-K Item 305. Please provide us with an example of your proposed disclosure.

Item 8. Financial Statements and Supplementary Data, page 73

Notes to Consolidated Financial Statements, page 90

Note 2 – Significant Accounting Policies, page 90

Trading Gains, page 96

3.   We note your response to prior comment 2 where you have indicated that your exchange-traded option activities occur in conjunction with other trading activities and the resulting gains and losses are included in the statement of financial performance under trading gains. Please revise your policy disclosure to clarify that your exchange-traded option gains or losses are offset against your trading activities with other instruments and indicate that these derivative gains or losses are reported as trading gains in your consolidated statements of comprehensive income. Refer to ASC 815-10-50-4F(b) for further guidance.

4.   We note from your disclosure on page 48 in MD&A that your trading revenue base is highly diversified and comprised of millions of relatively small individual trades of various financial products traded on electronic exchanges, primarily in stocks, options and futures. We also note that your trading gains, which include your derivative gains and losses as indicated in your response to our prior comment 2, account for a material portion of your total revenues. Please revise your future filings to disclose the gains and losses on your trading activities separately by major types of items (e.g. fixed income, foreign exchange, equity, credit, etc.). Refer to ASC 815-10-50-4F(a) for further guidance.

General

5.	The draft legality opinion you provided in response to prior comment 8 contains assumptions that are not appropriate for a takedown. Please revise.

You may contact Jim Dunn at (202) 551-3724 or me at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Seaman at (202) 551-3366 with any other questions.

Sincerely,

/s/ Hugh West

Hugh West
Accounting Branch Chief